UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3 )*


                     Amli Residential Properties Trust
                              (Name of Issuer)


       Common Shares of Beneficial Interest, $.01 par value per share
                       (Title of Class of Securities)


                                001735 10 9
                       ------------------------------
                               (CUSIP Number)


                      John E. Allen, Amli Realty Co.,
                    125 South Wacker Drive, Suite 3100,
                          Chicago, Illinois 60606
                               (312) 984-2601
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               March 13, 2000
                       ------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   2  of   28  Pages
          ----------------------                     -------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Amli Realty Co.
                    36-3101470

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                   (b)  [ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS

                    WC,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                         7       SOLE VOTING POWER

       NUMBER OF                   94,700
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH                      -0-
       REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH
                                   94,700

10         SHARED DISPOSITIVE POWER

                    -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    94,700

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.56%

14         TYPE OF REPORTING PERSON

                    CO

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   3  of   28  Pages
          ----------------------                     -------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    UICI
                    75-2044750

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                   (b)  [ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS

                    WC,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                         7       SOLE VOTING POWER

       NUMBER OF                   2,550,986
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH                     94,700
       REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH
                                   2,550,986

10         SHARED DISPOSITIVE POWER

                    94,700

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,645,626

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.1%

14         TYPE OF REPORTING PERSON

                    CO

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   4  of   28  Pages
          ----------------------                     -------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Ronald L. Jensen

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                   (b)  [ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS

                    PF,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

                         7       SOLE VOTING POWER

       NUMBER OF                   -0-
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH                     2,777,598
       REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH
                                   -0-

10         SHARED DISPOSITIVE POWER

                    2,777,598

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    131,912

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [x]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.77%

14         TYPE OF REPORTING PERSON

                    IN

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   5  of   28  Pages
          ----------------------                     -------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gregory T. Mutz

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                   (b)  [ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS

                    PF,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

                         7       SOLE VOTING POWER

       NUMBER OF                   219,792
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH                     2,710,286
       REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH
                                   219,792

10         SHARED DISPOSITIVE POWER

                    2,710,286

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    284,392

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [x]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.67%

14         TYPE OF REPORTING PERSON

                    IN

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   6  of   28  Pages
          ----------------------                     -------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John E. Allen

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                   (b)  [ ]


3          SEC USE ONLY


4          SOURCE OF FUNDS

                    PF,00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                       [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America

                         7       SOLE VOTING POWER

       NUMBER OF                   86,848
         SHARES
      BENEFICIALLY       8       SHARED VOTING POWER
        OWNED BY
          EACH                     97,400
       REPORTING
         PERSON          9       SOLE DISPOSITIVE POWER
          WITH
                                   86,848

10         SHARED DISPOSITIVE POWER

                    97,400

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    86,848

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [x]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.57%

14         TYPE OF REPORTING PERSON

                    IN

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   7  of   28  Pages
          ----------------------                     -------------------------


This Schedule 13D is filed as Amendment No. 3 to, and amends and restates in its entirety, the Schedule 13D filed by Amli Realty Co. on December 23, 1994, as amended by Amendments No. 1 and No. 2 thereto filed on February 9, 1996 and November 18, 1996, respectively. The primary purpose of this Amendment No. 3 to
Schedule 13D is to report that, as a result of the disposition by Amli Realty Co. of 330,759 Common Shares (as herein defined), Amli Realty Co.'s, UICI's, Ronald L. Jensen's, Gregory T. Mutz's and John E. Allen's beneficial ownership of Common Shares have decreased.


ITEM 1.           Security and Issuer

         Common Shares of Beneficial Interest,
         $.01 par value per share ("Common Shares")

         Amli Residential Properties Trust (the "Issuer")
         125 South Wacker Drive
         Suite 3100
         Chicago, Illinois 60606


ITEM 2.           Identity and Background

         Appendix A contains the information called for by Items 2-6 of
         Schedule 13D for the executive officers and directors of each of Amli Realty Co. and UICI.

         Amli Realty Co.

         a.       Amli Realty Co. ("ARC"), a Delaware corporation.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   8  of   28  Pages
          ----------------------                     -------------------------



         b. The address of ARC's principal business and principal office is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

         c. The principal business of ARC is owning, managing, leasing, acquiring and developing real estate and investing in real estate related securities.

         d. During the last five years, ARC has not been convicted in any criminal proceeding.

         e. During the last five years, ARC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which ARC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         UICI

         a.       UICI, a Delaware corporation.

         b. The address of UICI's principal business and principal office is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal business of UICI is financial services, with interests in life and health insurance and related services, including the administration and delivery of managed healthcare programs to select niche markets.

         d. During the last five years, UICI has not been convicted in any criminal proceeding.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   9  of   28  Pages
          ----------------------                     -------------------------


         e. During the last five years, UICI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which UICI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ronald L. Jensen

         a.       Ronald L. Jensen.

         b.       Mr. Jensen's business address for purposes of this
                  Schedule 13D is c/o UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal occupation of Mr. Jensen is as Chairman of the Board of Directors of UICI, and as Director and President of United Group Association, Inc., Williams Square at Los Colinas, 5215 N. O'Connor, Suite 300, Irving, Texas, 75039.

         d. During the last five years, Mr. Jensen has not been convicted in any criminal proceeding.

         e. During the last five years, Mr. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Mr. Jensen is a citizen of the United States of America.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   10  of   28  Pages
          ----------------------                     -------------------------


         Gregory T. Mutz

         a.       Gregory T. Mutz.

         b. Mr. Mutz's business address for purposes of this Schedule 13D is c/o UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal occupation of Mr. Mutz is as a Director and Chairman of the Board of Directors of ARC, a Trustee and Chairman of the Board of Trustees of the Issuer and the President and Chief Executive Officer of UICI. The principal business address of each of ARC and the Issuer is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

         d. During the last five years, Mr. Mutz has not been convicted in any criminal proceeding.

         e. During the last five years, Mr. Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Mr. Mutz is a citizen of the United States of America.

         John E. Allen

         a.       John E. Allen.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   11  of   28  Pages
          ----------------------                     -------------------------


         b.       Mr. Allen's business address for purposes of this
                  Schedule 13D is c/o Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois, 60606.

         c. The principal occupation of Mr. Allen is as a Director, President and Treasurer of ARC and a Trustee and Vice-Chairman of the Board of Trustees of the Issuer. The principal business address of each of ARC and the Issuer is 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

         d. During the last five years, Mr. Allen has not been convicted in any criminal proceeding.

         e. During the last five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Allen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Mr. Allen is a citizen of the United States of America.


ITEM 3.           Source and Amount of Funds or Other Consideration

         Purchases of Common Shares subsequent to the filing of the last amendment to this Schedule 13D were acquired for cash, the source of which was ARC's working capital.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page  12  of   28  Pages
          ----------------------                     -------------------------


ITEM 4.           Purpose of Transaction

         As of March 13, 2000, ARC completed the disposition of 330,759 Common Shares through sales in the open market in exchange for cash. Therefore, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficial ownership of the Common Shares by the reporting persons has decreased. The disposition of these Common Shares requires the filing of this amendment.

ITEM 5.           Interest in Securities of Issuer

         Information in this Item 5 regarding the number and percentage of Common Shares beneficially owned by each reporting person assumes that all Units beneficially owned by the particular reporting person are exchanged for, and all Series A Preferred Shares beneficially owned by the particular reporting person are converted into, Common Shares and that no Units and Series A Preferred Shares beneficially owned by any other persons are exchanged for or converted into Common Shares.

         Amli Realty Co.

         a.       94,700 Common Shares constituting 0.56% of the Common
                  Shares.

         b. ARC has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 94,700 Common Shares. ARC has shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of 0 Common Shares.

         c. As of March 13, 2000, ARC completed the sale of 330,759 Common Shares in the open market.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   13  of   28  Pages
          ----------------------                     -------------------------


         d. ARC beneficially owns certain Common Shares and Units held by certain entities, and such entities may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares and Units.

         e.       Not applicable.


         UICI

         UICI owns 100% of the common stock of ARC. UICI may be deemed to beneficially own the Common Shares beneficially owned by ARC.

         As indicated in each case, information with regard to UICI's beneficial ownership of Common Shares, Series A Preferred Shares and Units in this Item 5 is presented either including or excluding Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

         a. Beneficial ownership including Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC:
                  2,645,686 Common Shares (823,600 Common Shares, 100,000
                  Series A Preferred Shares and 1,722,086 Units) constituting 14.1% of the Common Shares.

                  Beneficial ownership excluding Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC:
                  2,550,986 Common Shares (728,900 Common Shares, 100,000
                  Series A Preferred Shares and 1,722,086 Units) constituting 13.5% of the Common Shares.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   14  of   28  Pages
          ----------------------                     -------------------------


         b. With regard to the 94,700 Common Shares which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC, UICI may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

                  With regard to the 2,550,986 Common Shares (728,900 Common Shares, 100,000 Series A Preferred Shares and 1,722,086 Units) beneficially owned by UICI, excluding the Common Shares which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC, UICI has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 2,432,913 Common Shares. UICI shares the power to vote or to dispose or to direct the disposition of (i) 104,273 Common Shares with Financial Services Reinsurance, Ltd. and (ii) 13,800 Common Shares with U.S. Managers Life Insurance Company, Ltd. Financial Services Reinsurance, Ltd. is a corporation formed under the laws of the Turks and Caicos Islands, and for purposes of this Schedule 13D its address is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. During the last five years, Financial Services Reinsurance, Ltd. has not been convicted in any criminal proceeding. During the last five years, Financial Services Reinsurance, Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Financial Services Reinsurance, Ltd. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. U.S. Managers Life Insurance Company, Ltd. is a corporation formed under the laws of the Turks and

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   15  of   28  Pages
          ----------------------                     -------------------------


                  Caicos Islands, and for purposes of this Schedule 13D its address is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. During the last five years, U.S. Managers Life Insurance Company, Ltd. has not been convicted in any criminal proceeding. During the last five years, U.S. Managers Life Insurance Company, Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which U.S. Managers Life Insurance Company, Ltd. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         c. No transactions in the Common Shares were effected in the past 60 days by UICI.

         d. Excluding Common Shares and Units which UICI may be deemed to beneficially own by virtue of its relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, no other person, other than certain wholly-owned subsidiaries of UICI and Financial Services Reinsurance, Ltd. and U.S. Managers Life Insurance Company, Ltd. (in which UICI owns 79% of the voting stock of each corporation), is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by UICI.

         e.       Not applicable.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   16  of   28  Pages
          ----------------------                     -------------------------


         Ronald L. Jensen

         Mr. Jensen is the Chairman of the Board of Directors of UICI. Mr. Jensen beneficially owns 18.2% of the voting common stock of UICI. Mr. Jensen may be deemed to beneficially own the Common Shares, Series A Preferred Shares and Units beneficially owned by UICI and ARC. Mr. Jensen disclaims beneficial ownership of the Common Shares and Units beneficially owned by each of UICI and ARC.

         As indicated in each case, information with regard to Mr. Jensen's beneficial ownership of Common Shares, Series A Preferred Shares and Units in this Item 5 is presented including or excluding Common Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC and UICI. Information in this
         Schedule 13D does not include 14,399 Common Shares owned by the R.L. Jensen Trust, as to which Mr. Jensen disclaims beneficial ownership.

         a. Beneficial ownership including Common Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 2,777,598 Common Shares (955,512 Common Shares, 100,000 Series A Preferred Shares and 1,722,086 Units) constituting 14.73% of the Common Shares.

                  Beneficial ownership including Common Shares and Series A Preferred Shares which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI but excluding Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his or

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   17  of   28  Pages
          ----------------------                     -------------------------


                  UICI's relationships with ARC and affiliates of ARC:
                  2,682,898 Common Shares (860,812 Common Shares, 100,000
                  Series A Preferred Shares and 1,722,086 Units) constituting 14.23% of the Common Shares.

                  Beneficial ownership excluding Common Shares, Series A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 131,912 Common Shares constituting 0.77% of the Common Shares.

         b. With regard to the 94,700 Common Shares which Mr. Jensen may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

                  With regard to the 2,550,986 Common Shares (728,900 Common Shares, 100,000 Series A Preferred Shares and 1,722,086 Units) which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI but excluding Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Series A Preferred Shares with certain of the persons listed on Appendix A to this Schedule 13D.

                  With regard to the 131,912 Common Shares beneficially owned by Mr. Jensen, excluding the Common Shares, Series

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   18  of   28  Pages
          ----------------------                     -------------------------


                  A Preferred Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC, Mr. Jensen's control of such common shares is as follows: Mr. Jensen shares the power to vote or to direct the vote of and to dispose or to direct the disposition of 131,912 Common Shares with Gladys Jensen, his wife. Mrs. Jensen, is a homemaker, and for purposes of this Schedule 13D her address is c/o Ronald L. Jensen, UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. During the last five years, Mrs. Jensen has not been convicted in any criminal proceedings. During the last five years, Mrs. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         c. No transactions in the Common Shares were effected in the past 60 days by Mr. Jensen.

         d. Excluding Common Shares and Units which Mr. Jensen may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC and UICI. Mr. Jensen beneficially owns certain Common Shares held by Gladys Jensen, his wife, and Mrs. Jensen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

         e.       Not applicable.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   19  of   28  Pages
          ----------------------                     -------------------------


         Gregory T. Mutz

         Mr. Mutz is a director and the Chairman of the Board of Directors of ARC and the President and Chief Executive Officer of UICI. Mr. Mutz beneficially owns 2.3% of the voting common stock of UICI. Mr. Mutz may be deemed to beneficially own the Common Shares, Series A Preferred Shares and Units beneficially owned by UICI and ARC. Mr. Mutz disclaims beneficial ownership of the Common Shares and Units beneficially owned by each of UICI and ARC.

         As indicated in each case, information with regard to Mr. Mutz's beneficial ownership of Common Shares and Units in this Item 5 is presented either including or excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

         a. Beneficial ownership including Common Shares, Series A Preferred Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 2,930,078 Common Shares (1,078,905 Common Shares, 100,000 Series A Preferred Shares and 1,751,173 Units) constituting 15.52% of the Common Shares.

                  Beneficial ownership including Common Shares and Series A Preferred Shares which Mr. Mutz may be deemed to beneficially own by virtue of his relationship with UICI but excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC: 2,835,378 Common Shares (984,205 Common Shares and 100,000 Series

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   20  of   28  Pages
          ----------------------                     -------------------------


                  A Preferred Shares) and 1,751,173 Units constituting 15.02% of the Common Shares.

                  Beneficial ownership excluding Common Shares, Series A Preferred Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC: 284,392 Common Shares (255,305 Common Shares and 29,087 Units) constituting 1.67% of the Common Shares.

         b. With regard to the 94,700 Common Shares which Mr. Mutz may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Mutz may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

                  With regard to the 2,550,986 Common Shares (728,900 Common Shares, 100,000 Series A Preferred Shares and 1,722,086) which Mr. Mutz may be deemed to beneficially own by virtue of his relationship with UICI but excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his or UICI's relationships with ARC and affiliates of ARC, Mr. Mutz may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Series A Preferred Shares with certain of the persons listed on Appendix A to this Schedule 13D.

                  With regard to the 284,392 Common Shares (255,305 Common Shares and 29,087 Units) beneficially owned by Mr. Mutz, excluding the Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   21  of   28  Pages
          ----------------------                     -------------------------


                  relationship with UICI and his or UICI's relationships with ARC and affiliates of ARC, Mr. Mutz's control of such Common Shares is as follows: Mr. Mutz has sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 219,792 Common Shares (190,705 Common Shares and 29,087 Units). Mr. Mutz shares the power to vote or to direct the vote of and to dispose or to direct the disposition of (i) 8,600 Common Shares with Allan J. Sweet, (ii) 8,000 Common Shares with Emily Mutz, his wife, and (iii) 48,000 Common Shares with his brother, Frank Mutz. Mr. Allan J. Sweet is President of the Issuer, and for purposes of this Schedule 13D his address is c/o Amli Residential Properties Trust, 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606. During the last five years, Mr. Sweet has not been convicted in any criminal proceeding. During the last five years, Mr. Sweet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Sweet was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Emily Mutz is a homemaker, and for purposes of this Schedule 13D her address is c/o Gregory
                  T. Mutz, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. During the last five years, Mrs. Mutz has not been convicted in any criminal proceeding. During the last five years, Mrs. Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Frank Mutz is the President of Moncreif

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page  22  of   28  Pages
          ----------------------                     -------------------------


                  Unique Indoor Comfort, Atlanta, Georgia, his address is 935 Chattahoochee N.W., Atlanta, Georgia 30318, and he is a citizen of the United States of America. During the last five years, Mr. Frank Mutz has not been convicted in any criminal proceeding. During the last five years, Mr. Frank Mutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Frank Mutz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         c. No transactions in the Common Shares were effected in the past 60 days by Mr. Mutz.

         d. Excluding Common Shares and Units which Mr. Mutz may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, Mr. Mutz beneficially owns certain Common Shares and Units held by certain entities and by members of Mr. Mutz's family, and such entities and members of Mr. Mutz's family may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares and Units.

         e.       Not applicable.

         John E. Allen

         Mr. Allen is a Director, the President and the Treasurer of ARC. Mr. Allen may be deemed to beneficially own the Common Shares and Units beneficially owned by ARC. Mr. Allen disclaims beneficial ownership of the Common Shares and Units beneficially owned by ARC.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   23  of   28  Pages
          ----------------------                     -------------------------


         As indicated in each case, information with regard to Mr. Allen's beneficial ownership of Common Shares and Units in this Item 5 is presented either including or excluding Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC.

         a. Beneficial ownership including Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of
                  ARC: 181,548 Common Shares (180,114 Common Shares and 1,434 Units) constituting 1.07% of the Common Shares.

                  Beneficial ownership excluding Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of
                  ARC: 86,848 Common Shares (85,414 Common Shares and 1,434 Units) constituting 0.51% of the Common Shares.

         b. With regard to the 94,700 Common Shares which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC, Mr. Allen may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such Common Shares and Units with certain of the other reporting persons and persons listed on Appendix A to this Schedule 13D.

                  With regard to the 86,848 Common Shares (85,414 Common Shares and 1,434 Units) beneficially owned by Mr. Allen, excluding the Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC, Mr. Allen has sole power to vote or to direct the vote of and sole

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   24  of   28  Pages
          ----------------------                     -------------------------


                  power to dispose or to direct the disposition of all such Common Shares.

         c. No transactions in the Common Shares were effected in the past 60 days by Mr. Allen.

         d. Excluding Common Shares and Units which Mr. Allen may be deemed to beneficially own by virtue of his relationships with ARC and affiliates of ARC and for which information is presented above in this Item 5 with regard to ARC, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares and Units beneficially owned by Mr. Allen.

         e.       Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Issuer has entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") filed as an exhibit to the Schedule 13D which this Schedule 13D amends. The Registration Rights and Lock-Up Agreement, among other things, limits transfer of (i) Common Shares received in the private placement which occurred concurrently with the initial public offering of Common Shares and (ii) Common Shares received in exchange for Units. Additionally, the Registration Rights and Lock-Up Agreement provides certain registration rights to the parties thereto who are holders of such Common Shares. A copy of the Registration Rights and Lock-Up Agreement was filed as Exhibit A to the Schedule 13D (filed December 23, 1994) which this amendment amends and is incorporated by reference herein.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   25  of   28  Pages
          ----------------------                     -------------------------


         The Amended and Restated Agreement of Limited Partnership of Amli Residential Properties, L.P. (the "Agreement of Limited Partnership") was filed as an exhibit to the Schedule 13D which this Schedule 13D amends. Pursuant to Section 4.2(e) of the Agreement of Limited Partnership, limited partners may, on meeting certain conditions, exchange Units for Common Shares at any time on or after February 15, 1995. A copy of the Agreement of Limited Partnership was filed as Exhibit B to the Schedule 13D (filed December 23, 1994) which this amendment amends and is incorporated by reference herein.

         The 100,000 Series A Preferred Shares acquired by ARC were acquired for a purchase price of $20.00 per share pursuant to the Series A Preferred Shares Purchase Agreement, dated as of January 18, 1996 (the "Purchase Agreement"), by and between the Issuer and ARC. The Purchase Agreement contains various provisions regarding the purchase of these Series A Preferred Shares. A copy of the Purchase Agreement was filed as Exhibit D to the Amendment No. 1 of Schedule 13D (filed February 9, 1996) which this amendment amends and is incorporated by reference herein.

         The Series A Preferred Shares were classified and designated by the Issuer pursuant to Articles Supplementary, dated as of January 30, 1996 (the "Articles Supplementary"). Pursuant to Section 5 of the Articles Supplementary, each Series A Preferred Share is convertible into one Common Share (subject to adjustment upon events described in Section 5). Additionally, pursuant to Section 6 of the Articles Supplementary, on and after January 30, 2001, the Series A Preferred Shares may be redeemed for cash or, subject to certain conditions set forth in Section 6, for Common Shares. A copy of the Articles Supplementary was filed as Exhibit E to the Amendment No. 1 of Schedule 13D (filed February 9, 1996) which this amendment amends and is incorporated by reference herein.

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   26  of   28  Pages
          ----------------------                     -------------------------



         The 100,000 Series A Preferred Shares acquired by UICI were acquired for a purchase price of $20.00 per share pursuant to the Series A Preferred Shares Purchase Agreement, dated as of January 18, 1996 (the "Purchase Agreement"), by and between the Issuer and United Group Reinsurance, Inc., a wholly-owned subsidiary of UICI. The Purchase Agreement contains various provisions regarding the purchase of these Series A Preferred Shares. A copy of the Purchase Agreement is filed as Exhibit F to this amendment to
         Schedule 13D and is incorporated by reference herein.


ITEM 7.           Material to be Filed as Exhibits

         EXHIBIT A            --      Registration Rights and Lock-Up
                                      Agreement, dated as of February 15, 1994, by and among Amli Residential Properties
                                      Trust and the Persons listed on Schedule
                                      A thereof (previously filed).

         EXHIBIT B            --      Amended and Restated Agreement of Limited
                                      Partnership of Amli Residential
                                      Properties, L.P. (previously filed).

         EXHIBIT C            --      Agreement relating to filing joint
                                      Schedule 13D.

         EXHIBIT D            --      Series A Preferred Shares Purchase
                                      Agreement, dated as of January 18, 1996, by and between Amli Residential
                                      Properties Trust and Amli Realty Co.
                                      (previously filed).

         EXHIBIT E            --      Articles Supplementary, dated as of
                                      January 30, 1996, Classifying and
                                      designating Series A Cumulative

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   27  of   28  Pages
          ----------------------                     -------------------------


                                     Convertible Preferred Shares of
                                     Beneficial Interest (previously filed).

         EXHIBIT F           --      Series A Preferred Shares Purchase
                                     Agreement, dated as of January 18, 1996, by and between Amli Residential
                                     Properties Trust and United Group
                                     Reinsurance, Inc. (previously filed).

         EXHIBIT G           --      Power of Attorney granted to Gary L.
                                     Friedman from Ronald L. Jensen

                                 SCHEDULE 13D


CUSIP NO.         001735 10 9                        Page   28  of   28  Pages
          ----------------------                     -------------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This statement may be executed in multiple counterparts, each of which shall constitute an original.


  March 13,2000
------------------------
               Date


AMLI REALTY CO.                                 UICI



By:        /s/ John E. Allen               By:        /s/ Glenn W. Reed
        ----------------------                      ------------------
Name:     John E. Allen                    Name:      Glenn W. Reed
Title:    President                        Title:     Executive Vice Presient
                                                          and General Counsel


 /s/ Gregory T. Mutz                                      *
------------------------------                  --------------------
Gregory T. Mutz                                 Ronald L. Jensen



 /s/ John E. Allen
------------------------------
John E. Allen


* By: Gary L. Friedman
------------------------------
  Attorney in Fact

                                 APPENDIX A


Capitalized terms used but not defined herein shall have the respective meanings assigned such terms in the joint Schedule 13D of Amli Realty Co. ("ARC"), UICI, Ronald L. Jensen, Gregory T. Mutz and John E. Allen, to which this is attached as Appendix A.

Information regarding the number and percentage of Common Shares beneficially owned by any person assumes that all Units and Series A Preferred Shares beneficially owned by such person are exchanged for or converted into Common Shares and that no Units and Series A Preferred Shares beneficially owned by other persons are exchanged for or converted into Common Shares.

Beneficial ownership reported for the persons listed in this Appendix A does not include Common Shares which any such person may be deemed to beneficially own by virtue of such person's relationship with UICI and such person's or UICI's relationships with ARC.


(a) Executive Officers and Directors Of Amli Realty Co. Set forth below are the name and positions held of each director and executive officer of ARC. References to persons listed below include persons sharing beneficial ownership of Common Shares with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with ARC. The address of each person for purposes of this Schedule 13D is c/o Amli Realty Co., 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

               All persons listed below are U.S. citizens. During the last five years, to the best knowledge of ARC, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         John E. Allen
                 Director, President and Treasurer

                 Mr. Allen is one of the reporting persons filing the joint
                 Schedule 13D to which this Appendix A is attached. Information regarding Mr. Allen is presented in such
                 Schedule 13D.


         Gregory T. Mutz
                 Director and Chairman of the Board of Directors

                 Mr. Mutz is one of the reporting persons filing the joint
                 Schedule 13D to which this Appendix A is attached. Information regarding Mr. Mutz is presented in such
                 Schedule 13D.

To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of
Schedule 13D.


(b) Executive Officers and Directors of UICI. Set forth below are the name and positions held of each director and executive officer of UICI. References to persons listed below include persons sharing beneficial ownership of Common Shares with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with UICI.

                All persons listed below are U.S. citizens. During the last five years, to the best knowledge of ARC and UICI, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ronald L. Jensen
                 Chairman of the Board of Directors
                 Director and President of United Group Association, Inc., Irving, Texas

                 Mr. Jensen is one of the reporting persons filing the joint Schedule 13D to which this Appendix A is attached. Information regarding Mr. Jensen is presented in such
                 Schedule 13D.


         Gregory T. Mutz
                 Director, President and CEO

                 Mr. Mutz is one of the reporting persons filing the joint
                 Schedule 13D to which this Appendix A is attached. Information regarding Mr. Mutz is presented in such
                 Schedule 13D.


         Richard T. Mockler
                 Director
                 Retired, Former Partner with Ernst & Young, Dallas, Texas

                 Mr. Mockler's address for purposes of this Schedule 13D is 1444 Greathouse Road, Waxahachie, Texas 75165


         Patrick J. McLaughlin
                 Director
                 President, Emerald Capital Group, Ltd., Rosemont, Pennsylvania 19010

                 Mr. McLaughlin's address for purposes of this Schedule 13D is 100 Chetwynd Drive, Suite 202, Rosemont, Pennsylvania 19010


         Stuart D. Bilton
                 Director
                 President, Chicago Trust Company, Chicago, Illinois 60610

                Mr. Bilton's address for purposes of this Schedule 13D is 171 N. Clark Street, Chicago, Illinois 60610


        George H. Lane, III
                Director
                CEO of Lane Company, Atlanta, Georgia

                Mr. Lane's address for purposes of this Schedule 13D is 1050 Crown Pointe Parkway, Suite 500, Atlanta Georgia 30338


        Glenn W. Reed
                Executive Vice President and General Counsel (also Director and Executive Officer of Insurance Subsidiaries of UICI)

                Mr. Reed's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244


        William P. Benac
                Executive Vice President and CFO (also President & CEO of United Credit Serv, Inc.)

                Mr. Benac's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244


        Vernon R. Woelke
                Director, Vice President and Treasurer (also Director and Executive Officer of Insurance Subsidiaries of UICI)

                Mr. Woelke's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.


        William J. Gedwed
                Vice President (also President of National Motor Club of America, Inc. and Director and Executive Officer of Insurance Subsidiaries of UICI)

                 Mr. Gedwed's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244


         Steven K. Arnold
                 Vice President (also Director and Executive Officer of Insurance Subsidiaries of UICI)

                 Mr. Arnold's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244


         Charles T. Prater
                 Director and Vice President (also Director and Executive Officer of Insurance Subsidiaries of UICI)

                 Mr. Prater's address for purposes of this Schedule 13D is 501 W. 1-44 Service Road, Suite 400, Oklahoma City, Oklahoma 73118.


         Robert B. Vlach
                 Vice President and General Counsel -- Insurance Operations (also Director, Executive Officer and General Counsel of Insurance Subsidiaries of UICI)

                 Mr. Vlach's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.


         Matthew R. Cassell
                 Vice President

                 Mr. Cassell's address for purposes of this Schedule 13D is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244


         To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Schedule 13D.

                               EXHIBIT INDEX




        EXHIBIT A                     --       Registration Rights and Lock-Up
                                               Agreement, dated as of
                                               February 15, 1994, by and among
                                               Amli Residential Properties
                                               Trust and the Persons listed on
                                               Schedule A thereof (previously
                                               filed).

        EXHIBIT B                     --       Amended and Restated Agreement
                                               of Limited Partnership of Amli
                                               Residential Properties, L.P.
                                               (previously filed).

        EXHIBIT C                     --       Agreement relating to filing
                                               joint Schedule 13D.


        EXHIBIT D                     --       Series A Preferred Shares
                                               Purchase Agreement, dated as of
                                               January 18, 1996, by and
                                               between Amli Residential
                                               Properties Trust and Amli
                                               Realty Co. (previously filed).

        EXHIBIT E                     --       Articles Supplementary, dated
                                               as of January 30, 1996,
                                               Classifying and designating
                                               Series A Cumulative Convertible
                                               Preferred Shares of Beneficial
                                               Interest (previously filed).

        EXHIBIT F                     --       Series A Preferred Shares
                                               Purchase Agreement, dated as of
                                               January 18, 1996, by and
                                               between Amli Residential
                                               Properties Trust and United
                                               Group Reinsurance, Inc.
                                               (previously filed).

        EXHIBIT G                     --       Power of Attorney granted to
                                               Gary L. Friedman from Ronald L.
                                               Jensen.

                                 Exhibit C

                This Agreement is entered into by and among Amli Realty Co., a Delaware corporation, Gregory T. Mutz, John E. Allen, UICI, a Delaware corporation, and Ronald L. Jensen.

                Each of the persons named above hereby agrees that the
Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

                This Agreement may be executed in multiple counterparts, each of which shall constitute an original.

                IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 13th day of March, 2000.


                                           AMLI REALTY CO.

                                           By:  /s/ John E. Allen
                                               ---------------------
                                           Name:    John E. Allen
                                           Title:   President

                                             /s/ Gregory T. Mutz
                                           --------------------------
                                           Gregory T. Mutz

                                             /s/ John E. Allen
                                           --------------------------
                                           John E. Allen

                                           UICI

                                           By: /s/ Glenn W. Reed
                                               -----------------------
                                           Name:    Glenn W. Reed
                                           Title:   Executive Vice President
                                                    and General Counsel

                                                    *
                                           ---------------------
                                           Ronald L. Jensen
*By: Gary L. Friedman
     --------------------
     Attorney in Fact

                                 Exhibit G

                         SPECIAL POWER OF ATTORNEY

THE STATE OF TEXAS         }
                           }               KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF TARRANT          }


         That I, Ronald L. Jensen, of Dallas, Texas, do hereby constitute and appoint Gary Friedman, of Hurst, Texas, my lawful attorney for me in my name, place and stead, and on my behalf, to execute on my behalf all necessary filings with the Securities and Exchange Commission and to take any and all other actions that are necessary or incidental to the consummation of the transactions contemplated thereby.

         I hereby give and grant to my said attorney full power and authority to do and perform every act necessary and proper to be done in the exercise of any of the foregoing powers as fully as I might or could do if I was personally present. I further authorize and empower my said attorney to make appointment of attorney by substitution and hereby ratify and confirm all such lawful acts that my said attorney or his substitute may do or cause to be done by virtue hereof.

         This Power of Attorney shall become effective as of February 10, 2000, and shall continue unless and until I revoke it in writing, but not later than February 15, 2001.

         IN WITNESS WHEREOF, I have hereunto set my set my hand this 10th day of February, 2000.

                                                      /s/ Ronald L. Jensen
                                                     ---------------------
                                                     Ronald L. Jensen

THE STATE OF TEXAS                   }
                                     }
COUNTY OF TARRANT                    }


         BEFORE ME, the undersigned notary, on this day personally appeared Ronald L. Jensen, known to me to be the person whose name is subscribed to the foregoing instrument and, being by me first duly sworn, acknowledged to me that he executed the same for the purposes and consideration therein expressed.

         Given under my hand and seal of office this 14th day of February, 2000.


                                                     /s/ Lori Aukes
                                                   ---------------------
                                                   Notary Public




(SEAL)